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SECURITIE ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 13 2015
WASH., D.C. 201 SECTION

SEC FILE NUMBER
8-27971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Morgan Joseph TriArtisan LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 14th Floor
(No. And Street)

New York	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio — (212) 490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Eisner Amper LLP ATTN:
(Name - *if individual state last, first, middle name*)

750 Third Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

DD

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph TriArtisan LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP/CFO

Title

ALLISON POON
Notary Public, State of New York
No. 01PO6301036
Qualified In New York County
Commission Expires April 14, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN JOSEPH TRIARTISAN LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Morgan Joseph TriArtisan LLC
New York, New York

We have audited the accompanying statement of financial condition of Morgan Joseph TriArtisan LLC as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Joseph TriArtisan LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
March 11, 2015

MORGAN JOSEPH TRIARTISAN LLC

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 2,300,566
Due from broker	299,386
Securities owned, at fair value	168,566
Accounts Receivable	86,305
Prepaid expenses and other assets	193,280
	$ 3,048,103
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Compensation payable	$ 1,131,094
Due to affiliates	127,372
Deferred rent	157,222
Accounts payable and other accrued expenses	695,603
	2,111,291
Commitments and contingencies (Note F)	
Members' capital	936,812
	$ 3,048,103

See notes to statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph TriArtisan LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides merchant banking services and financial advisory and capital raising services, principally related to mergers, acquisitions, recapitalizations, private placements and capital markets advice.

Morgan Joseph Holdings Inc. ("Holdings" or "Parent"), a wholly owned subsidiary of Morgan Joseph TriArtisan Group Inc. ("Group"), and an unrelated investor are the two members of the Company. Holdings owns all of the issued and outstanding common units and 11.1 of the 111.1 issued and outstanding preferred units of the Company (see Note D). Only the common units are entitled to a vote in the election of directors.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash equivalents:

Cash equivalents are carried at fair value and amounted to $1,462,822 at December 31, 2014, consisting of money market funds purchased with an original maturity of three months or less.

[2] Securities transactions and valuation:

Securities owned are recorded at fair value.

[3] Income taxes:

The Company is treated as a partnership for income tax purposes. The Company is subject to New York City Unincorporated Business Tax.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits in the 2014 financial statements. Tax years for 2011 and thereafter are subject to examination by the appropriate taxing authorities.

[4] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement.

NOTE C - FAIR VALUE OF INVESTMENTS

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The use of a fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The classification of financial instruments valued at fair value is as follows:

	Level 1	Level 2	Total
Assets:			
Cash equivalents	$ 1,462,822		$ 1,462,822
Securities	161,935	6,631	168,566
	$ 1,624,757	$ 6,631	$ 1,631,388

Securities consist of common stock, which is valued on the last business day of the year at the last available reported sales price on the primary securities exchange.

NOTE D - MEMBERS' CAPITAL

The Company is authorized to issue 1,000 Common Units and 1,000 Preferred Units of which 100 Common Units and 111.11 Preferred Units had been issued and outstanding as of December 31, 2014.

The holders of Preferred Units are allocated Fixed Income Profits and Fixed Income Losses, as defined in the Company's limited liability company agreement, pro rata in accordance with the number of Preferred Units held. Disbursements of Fixed Income Distributions, as defined, shall be made within 45 days following the end of each calendar quarter, subject to regulatory capital requirements. The Preferred Units are redeemable at the option of the holder on the earlier of November 1, 2020 or upon the consummation of a transaction that results in a change of control, as defined, at a redemption price equal to its liquidation preference, which is the sum of a) $500 per unit and b) all unpaid Fixed Income Distributions, which is based on the cash received by the Company from certain transactions.

NOTE D - MEMBERS' CAPITAL (CONTINUED)

The holders of Common Units are allocated Profits and Losses, as defined, and paid Profit Distributions, as defined, pro rata in accordance with the number of Common Units held.

The Common Units and Preferred Units vote as separate classes. Only holders of Common Units are entitled to a vote in the election of directors.

NOTE E - INCOME TAXES

Temporary differences which give rise to net deferred tax assets at December 31, 2014 are as follows:

Deferred tax asset:	
Deferred rent	$ 1,318
Net operating loss carryforwards	260,403
Compensation payable	11,898
Unrealized investment losses	4,146
Deferred tax asset	277,765
Less valuation allowance	(277,765)
Net deferred tax assets	$ 0

NOTE F - COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

(i) The Company has entered into noncancelable leases for office space expiring on various dates through 2015. Further, Holdings has entered into noncancelable leases for office space expiring on various dates through 2016, a portion of which the Company occupies and pays substantially all of the lease costs. Holdings is a sublessor to a third party for the remaining portion of the office space. The lease agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The minimum rental commitments and subrentals under the leases of the Company and Holdings are set forth below:

Year Ending December 31,	Morgan Joseph TriArtisan LLC	Holdings	Sublease Rents	Net
2015	75,000	811,000	(503,000)	383,000
2016		608,000	(362,000)	246,000
	$ 75,000	$ 1,419,000	$ (865,000)	$ 629,000

The leases provide for free rent periods and rent increases over the lease terms. The Company records rent expenses on a straight-line basis and the difference between expenses and actual payments is recorded as deferred rent.

During 2014, the Company ceased using a portion of its space in New York City, which it subleased to a third party. The fair value of the rental liability at the cease-use date was $0.00.

During 2014, the Company ceased using its office space in California. The fair value of the rental liability at the cease-use date amounted to approximately $97,000, which the Company accrued at December 31, 2014.

(ii) During 2012, there were several class action complaints filed on behalf of persons and entities who purchased or otherwise acquired shares of Digital Domain Media Group, Inc. The complaints alleged various securities laws violations against several parties including the underwriters, Roth Capital Partners, LLC and the Company. Several of the complaints have been consolidated into one class action complaint. Following November 2013, other complaints regarding Digital Domain Media Group were filed. The Company believes it has meritorious defenses to the claims and will vigorously defend these actions. At present, the Company is uncertain as to its potential liability, if any, in connection with these complaints.

The Company is party to certain other claims and suits arising in the normal course of business. In the opinion of management, all such claims and suits are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

(iii) Due to affiliates consists of $121,610 due to Holdings.

NOTE G - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined. At December 31, 2014, the Company, under the alternative standard method, had net capital of $1,052,926, or $802,926 in excess of its required net capital of $250,000. The Company claims exemption from the reserve requirement under section 15c3-3(k)(2)(ii).

NOTE H - EMPLOYEE BENEFIT PLANS

The Company has a defined contribution profit-sharing 401(k) savings plan, effective on December 1, 2001, that covers substantially all of its employees. Under the terms of the plan, employees can elect to defer up to the maximum annual dollar limit, subject to certain Internal Revenue Service limitations, by making voluntary contributions to the plan. Additionally, the Company, at the discretion of management, can elect to match up to 100% of the voluntary contributions made by its employees, but may not exceed 4% of an employee's compensation.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

In the normal course of business, the Company may enter into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

At times during the year, the Company maintains cash balances in excess of insured limits.

NOTE J – SUBSEQUENT EVENT

In January 2015, Holdings made a capital contribution of $500,000 in cash.